UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 18, 2015

(Exact Name of Registrant as Specified in its charter)

Delaware	001-13695	16-1213679
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5790 Widewaters Parkway, DeWitt, New York 13214		13214
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (315) 445-2282

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                      Other Events

On November 18, 2015, Community Bank System, Inc. (“Community Bank System”) and Oneida Financial Corp. (“Oneida Financial”) issued a joint press release announcing that they have received the regulatory approvals from the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System for the proposed merger.  The parties expect to receive the New York Department of Financial Services’ approval shortly.

Community Bank System and Oneida Financial have set Friday, December 4, 2015 as the closing date for the merger, subject to the satisfaction of customary closing conditions and the receipt of the New York Department of Financial Services’ approval.  As previously announced, the deadline for Oneida Financial’s stockholders to elect the form of merger consideration is Wednesday, November 25, 2015.  Additional information about the election process is set forth in the press release attached hereto as Exhibit 99.1.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Oneida Financial’s and Community Bank System, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward- looking statements. Actual results may differ materially from current projections.

In addition to risk factors previously disclosed in Oneida Financial’s and Community Bank System, Inc.’s reports filed with the U.S. Securities and Exchange Commission and those identified elsewhere in this release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain, or delays in obtaining, all regulatory approvals and to satisfy closing conditions to the merger; delay in closing the merger; business disruption following the merger; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with the proposed merger; changes in asset quality and credit risk; changes in interest rates and capital markets; and changes in legislation or regulatory requirements.

Item 9.01               Financial Statements and Exhibits.

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)           Exhibits.

Exhibit No.                           Description

99.1	Press Release, dated November 18, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Bank System, Inc.

By: /s/ George J. Getman
Name: George J. Getman
Title: EVP and General Counsel

Dated: November 19, 2015